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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
                                (RULE 14D-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                                     UNDER
           SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        HOMESTEAD VILLAGE INCORPORATED
                           (Name of Subject Company)

                               ----------------

                        HOMESTEAD VILLAGE INCORPORATED
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        PREFERRED SHARE PURCHASE RIGHTS
                        (Title of Class of Securities)

                                  437851 10 8
                     (CUSIP Number of Class of Securities)

                          JEFFREY A. KLOPF, SECRETARY
                        HOMESTEAD VILLAGE INCORPORATED
                              125 LINCOLN AVENUE
                          SANTA FE, NEW MEXICO 87501
                                (505) 982-9292
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person Filing Statement)

                                WITH COPIES TO:

 Randolph C. Coley,       Edward J. Schneidman, Esq.   Adam O. Emmerich, Esq.
        Esq.                 Mayer, Brown & Platt      Wachtell, Lipton, Rosen
   King & Spalding         190 South Lasalle Street            & Katz
   1100 Louisiana,          Chicago, Illinois 60603      51 West 52nd Street
     Suite 3300                 (312) 782-0600        New York, New York 10019
Houston, Texas 77002                                       (212) 403-1000
   (713) 751-3200

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

Name and Address.

  The name of the subject company is Homestead Village Incorporated, a Maryland corporation ("Homestead"). The address of the principal executive offices of Homestead is 2100 RiverEdge Parkway, Ninth Floor, Atlanta, Georgia 30328, and its telephone number is (770) 303-2200.

Securities.

  The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the common stock, par value $.01 per share (the "Shares"). Unless the context requires otherwise, references to Shares shall include the associated preferred share purchase rights of Homestead. As of April 28, 2000, there were 120,031,477 Shares issued and outstanding and 3,246,103 shares reserved for issuance upon the exercise of outstanding stock options.

Item 2. Identity and Background of Filing Person.

Name and Address.

  The name, business address and business telephone number of Homestead, which is the subject company and the person filing this Statement, are set forth in
Item 1 above.

Tender Offer.

  This Statement relates to the tender offer by an indirect wholly owned subsidiary of Security Capital Group Incorporated, a Maryland corporation ("Security Capital "), to purchase all outstanding Shares (other than Shares owned by Security Capital and its subsidiaries) at a purchase price of $4.10 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a) (1) and (a) (2) herewith, respectively, and are incorporated herein by reference in their entirety. Security Capital and its subsidiaries already own approximately 87% of the outstanding Homestead Shares. The Offer is described in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3), dated May 9, 2000 (the "Schedule TO"), which was filed with the Securities and Exchange Commission on May 9, 2000.

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 2, 2000 (the "Merger Agreement"), by and among Security Capital, Homestead and HSD Acquisition Corporation, an indirect wholly owned subsidiary of Security Capital ("Purchaser"). Following the completion of the Offer and the satisfaction or waiver of certain conditions, Homestead will merge with Purchaser (the "Merger"). Homestead will continue as the surviving corporation. A copy of the Merger Agreement is filed as Exhibit (e) (1) hereto and is incorporated herein by reference in its entirety.

  The Schedule TO states that the principal executive offices of Security Capital are located at 125 Lincoln Avenue, Santa Fe, New Mexico 87501.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Information concerning the actual or potential conflicts of interest involving Homestead, its executive officers, directors, affiliates, and Security Capital and its executive officers, directors and affiliates, is set forth in Item 10. Directors and Executive Officers of the Registrant, Item 11. Executive Compensation, Item 12. Security Ownership of Certain Beneficial Owners and Management and Item 13. Certain Relationships and Related Transactions in Homestead's 1999 Annual Report on Form 10-K, as amended, which was distributed to Homestead's stockholders on April 26, 2000. A copy of the relevant information from the Annual Report on Form 10-K, as amended, is filed as Exhibits (e)(2) and (e)(3) hereto.

  The information set forth under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Tender Offer and the Merger Agreement," "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board" and "SPECIAL
FACTORS -- Interests of Certain Persons" and "THE TENDER OFFER AND THE
MERGER -- Information Concerning Security Capital and Purchaser" in the Offer to Purchase is incorporated herein by reference.

  The Special Committee and the Homestead Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation --
 Reasons for the Recommendation."

Item 4. The Solicitation or Recommendation.

Recommendation.

  Recommendation of the Special Committee. At a meeting held on May 2, 2000, the Special Committee (i) unanimously determined that each of the Offer and the Merger, both as contemplated by the Merger Agreement, is advisable, fair to and in the best interests of Homestead and its stockholders; and (ii) unanimously recommended that the Homestead Board approve, accept and declare advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommend to Homestead's stockholders acceptance of the Offer and approval of the Merger.

  Recommendation of the Homestead Board. At a meeting held on May 2, 2000, after hearing the Special Committee's recommendation, each member of the Board (other than two members who abstained, citing their positions with Security Capital) (i) determined that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Homestead and its stockholders and (ii) recommended that Homestead's stockholders accept the Offer and approve the Merger. ACCORDINGLY, THE HOMESTEAD BOARD RECOMMENDS THAT THE STOCKHOLDERS OF HOMESTEAD ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE THE MERGER.

  A letter to the stockholders of Homestead, a letter to brokers, dealers, commercial banks, trust companies and other nominees, a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the Homestead Board's recommendation, a notice of guaranteed delivery, a summary advertisement, a press release announcing the Offer and the Merger and a notice of merger are filed herewith as Exhibits (a) (3), (a)
(4), (a) (5), (a) (6), (a) (7), (a) (8) and (a) (10), respectively, and are incorporated herein by reference.

  The Homestead Board's recommendation is based in part on the written opinion delivered by Stern Stewart & Co. ("Stern Stewart") to the Special Committee on behalf of the Homestead Board on May 2, 2000, to the effect that, as of such date and based on and subject to the matters described in the opinion, the price per share of $4.10 in cash to be received pursuant to the Offer and the Merger by Homestead stockholders other than Security Capital and its subsidiaries, was fair, from a financial point of view, to such stockholders. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Stern Stewart, is attached hereto as Annex A and filed herewith as Exhibit (a) (9) and is incorporated herein by reference.

Reasons for the Recommendation.

  The reasons for the recommendation stated in this Item 4 are set forth under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Tender Offer and the Merger Agreement," "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board" and "SPECIAL FACTORS -- Reports, Opinions and Appraisals" in the Offer to Purchase and are incorporated herein by reference.

                                       3
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Intent to Tender.

  To the best knowledge of Homestead, after making reasonable inquiry, Homestead's executive officers, directors, affiliates and subsidiaries who own or hold Homestead shares currently intend to tender their Homestead shares, other than Homestead shares that they have the right to purchase by exercising stock options or Homestead shares that, if tendered, would cause such persons to incur liability under the short-swing profit provisions of the Securities Exchange Act of 1934, as amended.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

  The information contained under "SUMMARY OF THE OFFER," "INTRODUCTION," "SPECIAL FACTORS -- Background of the Tender Offer and the Merger Agreement," "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board," "SPECIAL FACTORS -- Reports, Opinions and Appraisals" and "THE TENDER OFFER AND THE MERGER -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

  Except as set forth in the sections of the Offer to Purchase incorporated herein by reference to this Item 5, neither Homestead nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Homestead on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

  The information set forth under "THE TENDER OFFER AND THE MERGER -- Information Concerning Security Capital and Purchaser," "SCHEDULE I" and
"SCHEDULE II" in the Offer to Purchase is incorporated herein by reference.

  Except as set forth in the sections of the Offer to Purchase incorporated herein by reference to this Item 6, no transactions in the Shares have been effected by Homestead or, to Homestead's knowledge, by any executive officer, director, affiliate, or subsidiary of Homestead during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

  Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by Homestead which relates to or would result in (i) a tender offer or other acquisition of the Shares by Homestead, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving Homestead or any of its subsidiaries, (iii) a purchase, sale, or transfer of a material amount of assets by Homestead or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Homestead. Additionally, the information set forth in "THE TENDER OFFER AND THE MERGER -- The Merger Agreement and the Merger" is incorporated herein by reference.

  Except as described or referred to in this Statement, there are no transactions, Homestead Board resolutions, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

  The information contained in the Offer to Purchase filed as Exhibit (a) (1) herewith is incorporated herein by reference.

                                       4
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Item 9. Exhibits.

 Exhibit
 No.                                   Description
 -------                               -----------
  (a)(1)  Offer to Purchase dated May 9, 2000.*+

  (a)(2)  Letter of Transmittal.*+

  (a)(3)  Letter from the Interim Chairman and Chief Executive Officer of
          Homestead to Homestead's Stockholders, dated May 9, 2000.+

  (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and
          Nominees.*

  (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies, and Other Nominees.*

  (a)(6)  Form of Notice of Guaranteed Delivery.*+

  (a)(7)  Summary Advertisement dated May 9, 2000.*

  (a)(8) Text of joint press release issued by Homestead and Security Capital, dated May 2, 2000.*

  (a)(9)  Opinion of Stern Stewart & Co., dated May 2, 2000 (attached as Annex
          A hereto).+

  (a)(10) Notice of Merger.*+

  (e)(1)  Agreement and Plan of Merger, dated as of May 2, 2000, among Security
          Capital, Purchaser and Homestead.*

  (e)(2) Items 1 and 10 through 13 of the Form 10-K of Homestead for the year ended December 31, 1999 (incorporated by reference to the Form 10-K of Homestead, filed on March 14, 2000).

  (e)(3) Items 10 through 13 of the Form 10-K/A of Homestead for the year ended December 31, 1999 (incorporated by reference to the Form 10-K/A of Homestead, filed on April 26, 2000).

--------
* Incorporated by reference to the Schedule TO filed by Security Capital on May 9, 2000.
+  Included in copies mailed to Homestead's stockholders.

                                       5
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                          Homestead Village Incorporated

                                              /s/ Eugene Vesell
                                          By: _________________________________
                                              Name: Eugene Vesell
                                              Title: Chairman of the Special
                                              Committee of the Board of
                                              Directors

Dated: May 9, 2000


                                       6
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[Logo of Stern Stewart]

                                                                        Annex A


May 2, 2000

Special Committee of the
Board of Directors
Homestead Village Incorporated
2100 River Edge Parkway
Atlanta, Georgia 30328

Dear Mr. Vesell:

  We understand that Security Capital Group, Inc. ("Security Capital") has offered to purchase all of the outstanding shares and associated preferred share purchase rights of Homestead Village Incorporated (the "Company") not already owned by Security Capital (the "Remaining Shares"), pursuant to a tender offer for $4.10 in cash per share and in the related merger of a subsidiary of Security Capital with and into the Company (the "Transaction"). We further understand that Security Capital currently owns approximately 87% of the Company's common shares and associated preferred share purchase rights. You have asked for our opinion ("Opinion") as to the fairness from a financial point of view of the consideration to be paid to the holders of the Remaining Shares by Security Capital in connection with the Transaction.

  STERN STEWART & CO. ("STERN STEWART"), AS PART OF ITS CORPORATE FINANCIAL ADVISORY BUSINESS, IS REGULARLY ENGAGED IN THE VALUATION OF BUSINESSES AND THEIR SECURITIES AND CONTRACTS, BUSINESS UNITS, AND JOINT VENTURES. WE WILL RECEIVE A FEE FOR ACTING AS FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY (THE "SPECIAL COMMITTEE") AND FOR RENDERING THIS OPINION. IN ADDITION, THE COMPANY HAS AGREED TO INDEMNIFY US FOR CERTAIN LIABILITIES ARISING OUT OF THE RENDERING OF THIS OPINION. WE HAVE NOT PREVIOUSLY ADVISED THE COMPANY OR THE BOARD OF DIRECTORS.

  In arriving at our Opinion set forth below, we have, among other things:

    1. Reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with management. We have used, studied and analyzed forward-looking projections provided to us by the Company.

    2. Reviewed the Company's assumptions and projections and, based on information provided to us by management, have made revisions to certain assumptions to reflect positive variances from budgets in the Company's performance in the first quarter of 2000. We have revised these forward-looking projections to reflect the long-term operating performance of the Company.

    3. Incorporated discounted EVA(R) and discounted cash flow valuation analyses and methodologies.

    4. Familiarized ourselves to the extent appropriate and feasible with the financial and operating performance, current financial condition, business, and prospects of the Company and reviewed other Company-specific and industry-related information provided to us.

    5. Compared certain financial data of the Company with various industry reports and conducted such other reviews and evaluations of industry data and reports as we deemed appropriate for the purposes of this Opinion.

    6. Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company.

    7. Prepared sensitivity analyses of the financial impact that changes in the assumptions used in financial forecasts have on the value of the Company.

    8. Conducted such other financial studies, analyses, or investigations, and reviewed such other documents as we deemed appropriate for the purposes of this Opinion. We have not made an independent evaluation or appraisal of any of the assets or liabilities of the Company, nor have we been furnished with such appraisals.

    9. Reviewed the Merger Agreement and certain related documents.

    10. Compared the financial terms of the Transaction, to the extent applicable, with the terms of certain other recent transactions that we deemed relevant.

    11. Reviewed the trading history of the common stock of the Company and a comparison of that trading history with the trading histories of those other companies that we deemed relevant.

  In rendering this Opinion, we have relied, without independent verification, on the accuracy and completeness of all financial and other information reviewed by us for the purposes of this Opinion. With respect to the Company's projections and assumptions, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgement of the Company's management.

  On the basis of and subject to the foregoing, as of the date hereof, it is our Opinion that the consideration to be paid to the holders of the Remaining Shares in connection with the Transaction is fair, from a financial point of view, to the holders of the Remaining Shares.

Sincerely yours,

Stern Stewart & Co.

By: /s/ Dennis Soter
 Dennis Soter
 Partner